Exhibit 99.1

New Gold Provides Update on El Morro Project

(All figures are in US dollars unless otherwise indicated)

January 9, 2012 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) today provides an update on the El Morro Project where the company is a 30 percent partner, with Goldcorp Inc. (“Goldcorp”), the project developer and operator, holding the remaining 70 percent. El Morro is an advanced stage, world-class copper/gold project in northern Chile, one of the most attractive mining jurisdictions in the world.

New Gold has been informed that Goldcorp’s Board of Directors has officially approved the decision to commence with construction of the El Morro Project, with the start of construction targeted for the end of the Chilean winter season in September 2012. In total, the development of El Morro is expected to take five years at a capital cost of $3.9 billion (100% basis). Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs, or approximately $1.2 billion. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its 30% share of the project’s cash flow with New Gold retaining 20% of its 30% share of cash flow from the time production commences.

“Our 30 percent interest in El Morro positions us very well as we have a meaningful share of this great project, with a proven mine developer and operator as a partner and a favourable financing arrangement that carries us through production,” stated Randall Oliphant, Executive Chairman.

Initial production from the mine is expected in 2017 with full production anticipated in 2018. Development activities during 2012 will focus on access road construction, engineering, equipment procurement and exploration. Drilling will be a combination of additional condemnation drilling for infrastructure locations and exploration drilling to test potential extensions of the La Fortuna deposit. La Fortuna, which hosts the current mineral resource, is one of the two principal zones of gold-copper mineralization that have been identified to date. The El Morro zone and several additional targets have also been identified which could become the focus of future exploration efforts. Current open pit proven and probable mineral reserves on a 100% basis total 537 million tonnes at 0.52% copper and 0.49 grams per tonne gold. New Gold’s 30% share of the reserves includes 1.8 billion pounds copper and 2.5 million ounces gold.

New Gold has recently received the data and analysis supporting Goldcorp’s update of the project’s 2008 feasibility study and has engaged Roscoe Postle Associates Inc. to complete a detailed review of the results on New Gold’s behalf. The results of Goldcorp’s updated study indicate that New Gold’s 30 percent share of annual production is expected to be over 90,000 ounces of gold and 85 million pounds of copper over an initial 17-year mine life. Life-of-mine cash costs are expected to be approximately ($700) per ounce of gold on a by-product basis and approximately $550 per ounce of gold and $1.45 per pound of copper on a co-product basis. Metals price assumptions used to calculate the average life-of-mine El Morro cash costs are $1,200 per ounce of gold and $2.75 per pound of copper.

The El Morro Project currently contemplates the mining and milling of sulphide copper and gold ore from the La Fortuna mineral deposit through a 90,000 tonne-per-day concentrator.   The plant design includes: a crushing plant, semi-autogenous grinding (SAG) circuit, rougher flotation and regrind circuit, and cleaner and scavenger flotation banks. Additional project-related infrastructure includes: a desalination plant, power plant and concentrate filtration plant. The construction of a new access route from the project to the Pan American highway is also contemplated with the route serving as the concentrate and water pipeline route, and the preferred location for the project power line. Water supply is planned to be sourced from a reverse-osmosis desalination plant that will produce 740 litres per second of agricultural-quality water, which will be conveyed to site along a 193 kilometre-long water pipeline.  Concentrate will be transferred via pipeline to a concentrate filter plant at the port site for overseas shipment.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of recent transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The El Morro Project reserves and resources were prepared by Ms. Maryse Belanger, P. Geo and Ms. Sophie Bergeron, Ing. both of Goldcorp, each a “Qualified Person” under NI 43-101.

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com